UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                     (Amendment No. 4)*

                    Starrett Corporation

                      (Name of Issuer)

             Common Stock, par value $1.00 share

               (Title of Class of Securities)
                         855 677 100

                       (CUSIP Number)

                        Henry Benach
                    3110 Miro Drive North
               Palm Beach Gardens, FLA  33410
                       (561) 775-1855

        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      ________ __, 1996

   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        SCHEDULE 13D



CUSIP No. 855 677 100



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          HENRY BENACH ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) X

                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH

7    SOLE VOTING POWER
          686,198

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER
          686,198

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          686,198

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*               [X]
          See Item 5

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11%

14   TYPE OF REPORTING PERSON*
          IN


           *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                        SCHEDULE 13D



CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BENHOME L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)            [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7    SOLE VOTING POWER
          242,900

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER
          242,900

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          242,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.88%

14   TYPE OF REPORTING PERSON*
          PN


           *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


     This Amendment to Schedule 13D is being filed on behalf of Henry Benach and Benhome L.P. (Benhome) (collectively, the Reporting Persons), and amends the Schedule 13D dated April 9, 1985, as heretofore amended, relating to shares of Common Stock, $1.00 par value (Common Stock), of Starrett Corporation, a New York corporation (the Company), 909 Third Avenue, New York, New York 10022, as set forth below. This amendment includes information with respect to Paul Milstein, PIM Holding Co. (PIM), Seymour Milstein, SVM Holding Co. (SVM), Builtland Partners (Builtland), Oded Aboodi, OEA Partners (OEA) and Kadima Partners (Kadima). These entities, together with the Reporting Persons (collectively referred to as the Shareholders), may be deemed to constitute a group for purposes of Rule 13d-5(b)1. See Item 4.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

Information with respect to Paul Milstein, PIM, Seymour Milstein,
SVM, Builtland, Oded Aboodi, OEA and Kadima is attached hereto as
Schedule A.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended to add the following:

     On ________ __, 1996, the Shareholders executed a letter of intent (the Letter) with The Related Companies L.P. pursuant to which The Related Companies L.P. or its affiliates ("Related") would purchase from the Shareholders all of their shares of
Common Stock at a price of $12.00 per share (the Purchase).   The
transaction is subject to the execution of a definitive stock purchase agreement, the expiration of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other conditions. The Shareholders have agreed not to transfer or encumber any of their shares of Common Stock on or prior to January 16, 1997. By virtue of executing the Letter, the Shareholders may be deemed to constitute a group for purposes of Rule 13d-5(b)(1). Therefore the Shareholders are filing amendments to each of their Schedule 13-D's.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended to add the following:
          "As of ________ __, 1996, Henry Benach beneficially owned 686,198 shares of Common Stock (or 11% of the Company's outstanding Common Stock). Mr. Benach, as the general partner of Benhome, has the sole power to vote and direct the disposition of the 242,900 shares of Common Stock held by Benhome and has sole power to vote and dispose of the remainder of the foregoing shares. The foregoing shares exclude 1,050 shares of Common Stock beneficially owned by Shirlee Benach, Mr. Benach's wife, and 1,500 shares beneficially owned by The Henry and Shirlee Benach Foundation (the "Foundation"), of which Mr. Benach and Shirlee Benach are officers and directors. Mr. Benach disclaims beneficial ownership of the shares beneficially owned by Shirlee Benach and the Foundation. On December 17, 1996 Mr. Benach disposed of 3,000 shares by gift."

          "The information set forth below has been substantially derived from the Schedule 13D dated December 27, 1988, as amended, filed by Paul Milstein, PIM, Seymour Milstein, SVM and Builtland, the Form 4 for the month of December 1995 filed by Paul Milstein and the Schedule 13D dated January 18, 1989, as amended, filed by Oded Aboodi, OEA and Kadima.

          Percentages of the outstanding Common Stock were calculated based on 6,260,960 shares shown to be outstanding on the Company's Form 10-Q for the quarter ended September 30, 1996.

          (a)  As of ________ __, 1996 Paul Milstein, PIM,
Seymour Milstein, SVM, Builtland, Bradley Associates and Milstein
Family Foundation, Inc., respectively, own directly and beneficially shares of the Company's Common Stock as follows:

                    Paul Milstein       303,000        (4.8%)
                    PIM                 444,477        (7.1%)
                    Seymour Milstein             0
(  0%)
                    SVM                  83,187        (1.3%)
                    Builtland           1,100,000      (17.6%)
                    Bradley             109,441        (1.7%)
                    The Foundation       42,423        (0.7%)
                                        2,082,528      (33.2%)*

     * Percentages do not add because of rounding.

     Direct and indirect beneficial ownership of Common Stock is attributable 998,820 shares (16.0%) to Paul Milstein (including
PIM) and 333,830 shares (5.3%) to Seymour Milstein (including
SVM).

     Paul Milstein owns beneficially the shares owned by PIM, and, together with PIM, may be deemed to be a beneficial owner of shares owned by Builtland and Bradley under the rules of the Securities and Exchange Commission for attribution of beneficial ownership. Seymour Milstein owns beneficially the shares owned by SVM and, together with SVM, may be deemed to be a beneficial owner of shares owned by Builtland and Bradley under such rules. Each of Seymour Milstein and Paul Milstein owns beneficially a 20% interest in Builtland and approximately a 28% interest in Bradley, and each disclaims (with SVM and PIM, respectively) beneficial ownership of more than 20% of the shares owned by Builtland or 28% of the shares owned by Bradley. Each of the Reporting Persons, including Messrs. Milstein, disclaims any beneficial ownership of shares of Common Stock owned by the Foundation, of which Seymour Milstein is chairman of the board of directors and Paul Milstein is a director and president. Thus, Paul Milstein (with PIM) beneficially owns 998,820 shares (15.2%) of the Common Stock, and Seymour Milstein (with SVM) beneficially owns 333,830 shares (5.1%). Paul and Seymour Milstein each for himself, (and PIM and SVM, respectively) disclaims beneficial ownership of any shares beneficially owned by the other.

     The shares of Common Stock reflected in this Item 5(a) exclude 75,860 shares (1.2%) in the aggregate beneficially owned by various individual partners of Builtland who are not Reporting Persons, and spouses of partners of Builtland, in which shares each of the Reporting Persons disclaims any beneficial interest.

          (b) Paul Milstein has sole power to vote, direct the vote of, dispose and direct the disposition of the shares of the Company's Common Stock directly owned by him, and shares such power with respect to shares owned by PIM, Builtland, Bradley and the Foundation. Seymour Milstein shares such power with respect to shares owned by SVM, Builtland, Bradley and the Foundation. The other Reporting Persons, Bradley and the Foundation, respectively, have sole power to vote, direct the vote of, dispose and direct the disposition of the shares of Common Stock respectively shown to be owned by them.

          (c) As of ________ __, 1996, Mr. Aboodi beneficially owned 387,360 shares of Common Stock (or 6.2% of the Company's outstanding Common Stock). Mr. Aboodi has the sole power to vote and direct the disposition of the 358,760 shares of Common Stock collectively held by Kadima and OEA and has the sole power to vote and dispose of the other shares."

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     On ________ __, 1996 the Shareholders and the Related
Companies L.P., entered into a letter of intent providing for the sale by the Shareholders to the Related Companies L.P., or its affiliates of all shares of Common Stock owned by the Shareholders. See Item 4 above.

Item 7.   Material to be Filed as Exhibits.

     1.  Letter Agreement dated ___________, 1996 between the
Shareholders and the Related Companies L.P.

     2.  Original Schedule 13D

     3.  Amendment No. 1 to Schedule 13D

     4.  Amendment No. 2 to Schedule 13D

     5.  Amendment No. 3 to Schedule 13D













                     SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  ________ __, 1996
                         /s/ Henry Benach
                         Henry Benach


                         BENHOME L.P.

                         By:  /s/ Henry Benach
                            Henry Benach
                            General Partner












































                         Schedule A

          The information set forth below has been derived from the Schedule 13D dated January 18, 1989, as amended, filed by Oded Aboodi, OEA and Kadima, the Schedule 13D dated April 9, 1985, as amended, filed by Henry Benach and Benhome and the
Schedule 13D dated December 27, 1988,as amended, filed by Paul Milstein, PIM, Seymour Milstein, SVM and Builtland.

         Schedule 13D of Oded Aboodi, OEA and Kadima

          "This Schedule 13D is being filed on behalf of Oded
Aboodi, Kadima Partners ("Kadima"), a Delaware general partnership, and OEA Partners ("OEA"), a New Jersey general partnership (collectively, the "Reporting Persons").

          Mr. Aboodi, a United States citizen and certified public accountant, and companies controlled by or associated with him perform consulting services for private investors and businesses, including Time Warner Inc. ("Time Warner") and operations affiliated with Builtland Partners. Mr. Aboodi's business address is 1285 Avenue of the Americas, New York, New York 10019.

          Kadima and OEA are principally investment partnerships and are controlled by Mr. Aboodi. The business address of Kadima and OEA is P.O. Box 1195, Alpine, New Jersey 07620-1195. Mr.
Aboodi is a general partner of each of Kadima and OEA.

          On May 12, 1994, the Securities and Exchange Commission (the "Commission") filed a Complaint For Injunctive and Other Relief (the "Complaint") and simultaneously therewith, without admitting or denying the allegations contained in the Complaint, Mr. Aboodi entered into a consent decree (the "Consent Decree") with the Commission. The Complaint charged Mr. Aboodi with violations of Section 17(a) of the Securities Act of 1933,
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder in connection with trading by certain family partnerships in securities of Time Warner. The Consent Decree permanently enjoined Mr. Aboodi from violating certain securities laws and required the disgorgement of $413,700, plus interest, representing losses alleged to have been avoided. In addition, a civil penalty in a similar amount was required to be paid."

Schedule 13D of Paul Milstein, PIM, Seymour Milstein, SVM and
Builtland

          "This Schedule 13D is being filed on behalf of Paul Milstein, PIM Holding Co., a New York general partnership (PIM), Seymour Milstein, SVM Holding Co., a New York general partnership
(SVM), and Builtland Partners, a New York general partnership (Builtland) (collectively, the Reporting Persons). The business address of each of the Reporting Persons and of the partners of PIM, SVM and Builtland is 1271 Avenue of the Americas, New York, New York 10020, and each such person is a United States citizen.

          Paul Milstein, directly and through PIM, a partnership comprised of trusts of which he and his wife Irma Milstein are co-trustees, is a real estate developer, private investor and philanthropist.

          Seymour Milstein, directly and through SVM, a partnership comprised of trusts of which he and his wife Vivian
Milstein are co-trustees, is a private investor and philanthropist.

          Builtland is principally engaged in investing in real estate and securities. The partnership interests in Builtland are owned beneficially by the following members of the Milstein families: Constance J. Milstein, Roslyn Milstein Meyer, Edward
L. Milstein, Howard P. Milstein, Paul Milstein, Philip L. Milstein, Seymour Milstein and Barbara Milstein Zalaznick.

          Constance J. Milstein is an executive in the Milstein
Organization.

          Roslyn Milstein Meyer is a clinical psychologist.

          Edward L. Milstein is Vice Chairman of Douglas Elliman
Gibbons & Ives, 575 Madison Avenue, New York, NY which is a real estate broker.

          Howard P. Milstein is Chairman of Douglas Elliman Gibbons & Ives, 575 Madison Avenue, New York, NY which is a real estate broker and Co-President of Emigrant Bancorp and Co-Chairman of Emigrant Savings Bank, a New York stock savings bank (Emigrant), 5 East 42nd Street, New York, NY 10017.

          Philip L. Milstein is Co-President of Emigrant Bancorp and President of Emigrant.

          Barbara Milstein Zalaznick is a housewife.

          Certain shares of the Company's Common Stock enumerated in and covered by this Schedule 13D are owned beneficially by Bradley Associates, a New York general partnership (Bradley), the partnership interests in which are owned beneficially by the foregoing members of the Milstein families and Gloria Milstein Flanzer. Other such shares are owned beneficially by Milstein Family Foundation, Inc., a New York not-for-profit corporation (the Foundation), the directors and officers of which are members of the Milstein families.

          During the last five years neither any of the Reporting Persons nor any of the respective members of the Milstein families identified above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."






                                             Exhibit 1

                    The Related Companies, L.P.
                    625 Madison Avenue
                    New York, New York 10022-1801



                              November 27, 1996

Via Hand Delivery


Mr. Seymour Milstein
Mr. Paul Milstein
1271 Avenue of the Americas
New York, New York  10019

Mr. Henry Benach
3110 Miro Drive North
Palm Beach Gardens, Florida  33410

Mr. Oded Aboodi
1285 Avenue of the Americas
New York, New York  10020

Gentlemen:

          The following is intended to confirm our recent discussions concerning our interest in considering a potential acquisition by The Related Companies, L.P. or its affiliates ("Related"), of a total of 3,234,946 shares of common stock, par value $1.00 per share ("Common Stock"), of Starrett Corporation, a New York corporation (the "Company"), which you have advised us constitutes all of the issued outstanding Common Stock of the Company owned of record or beneficially by you and your affiliates in the aggregate, and constitutes approximately 51.67% of the total issued and outstanding shares (which is the only class of issued and outstanding equity securities of the Company) of the Company's Common Stock, plus (b) all other shares of Common Stock of the Company acquired by you and/or your affiliates after the date hereof, at a price of $12.00 per share of Common Stock for an aggregate purchase price for the 3,234,946 shares of $38,819,352 (which we understand will be allocated among you as you decide).

          Related is prepared to commence the drafting of a stock purchase agreement. The closing of the acquisition will occur no later than forty-five days from December 2, 1996, subject to execution and delivery of a mutually satisfactory stock purchase agreement and ancillary related agreements, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the receipt of any required approvals by government bodies. The parties hereto will cooperate and use reasonable efforts to make appropriate Hart-Scott-Rodino filings promptly.

          In connection therewith, each of you severally (x) represents and warrants that none of the Common Stock held of record or beneficially by you or any of your affiliates is subject to any pledge, encumbrance or security interest or any commitment to sell, assign, gift, pledge, encumber, grant any interest in or otherwise transfer or dispose of, or enter into any contract, option or any other arrangement or understanding with respect to the direct or indirect sale, assignment, gift, pledge, encumbrance, grant of any interest therein or other transfer or disposition thereof, and (y) agrees that you, and any affiliate of yours with a record or beneficial interest in Common Stock, will not, directly or indirectly, sell, assign, gift, pledge, encumber, grant any interest in or otherwise transfer or dispose of, or enter into any contract, option or any other arrangement or understanding with respect to the direct or indirect sale, assignment, gift, pledge, encumbrance, grant of any interest in or other transfer or disposition of, any shares of the Company's Common Stock for the period from the date of this letter through January 16, 1997. In addition, each of you severally represents and warrants that your acceptance of and agreement to the terms of this letter, and the performance of your obligations under this letter is not in conflict with, and will not cause a default or result in any breach of, any term, condition or provision of any contract, agreement or other instrument or obligation to which you or your affiliates is bound, or violate any order, writ, injunction, judgment, decree, law, statute, rule or regulation applicable to you or your affiliates.

          In the event the proposed transaction is consummated, Related intends to operate the Company's business in a manner which is fair to all of the Company's stockholders in all respects. Without limiting the generality of the foregoing, if following consummation of the proposed transaction Related should decide to propose a merger, tender offer, exchange offer or other transaction, if any, with stockholders of the Company which has the effect of significantly increasing the equity ownership of the Company by Related and its affiliates, it is Related's intention that the consideration offered to the Company's stockholders in any such transaction would provide them with equivalent value to the consideration to be paid to you in the proposed transaction.

          Prior to the issuance, on behalf of yourselves, your affiliates or the Company, of any press release regarding the transaction contemplated by this letter, you will first provide Related with the opportunity to review and approve of such press release, and in no event will you use the name "Tiger", "Westbrook Partners, L.L.C." or any similar name in any press release without Related's prior written consent.

          This letter and your acceptance thereof does not constitute an offer or agreement to purchase or sell any shares of capital stock of the Company. The proposed transaction contemplated by this letter is subject to Related's execution and delivery of a mutually satisfactory stock purchase agreement and ancillary related agreements.

          Please acknowledge your agreement with the above by executing a copy hereof in the space provided therefor below, and return the same to the undersigned by hand at the address above.


Sincerely yours,


THE RELATED COMPANIES, L.P.

By:  The Related Realty Group, as General Partner


By:  /s/ Michael J. Brenner
     Name:  Michael J. Brenner
     Title:  Executive Vice President

Accepted and Agreed
(November 27, 1996):


/s/ Seymour Milstein
    Seymour Milstein


/s/ Paul Milstein
    Paul Milstein


/s/ Henry Benach
    Henry Benach


/s/ Oded Aboodi
    Oded Aboodi